Rule 424(b)(3)
                                                                   No. 333-89691


                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 4, 2001 and the Prospectus Supplement dated December 20, 2001. This Supplement replaces the Supplement dated February 1, 2002.
Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of February 15, 2002, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company receives initial commitments, as well as Property acquisitions that occur after February 15, 2002, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On December 28, 2001, the Company, through subsidiaries, acquired a Courtyard(R) by Marriott(R) located in Oakland, California (the "Oakland Airport Property") and a SpringHill SuitesTM by Marriott(R) located in Richmond, Virginia (the "Richmond Property"). The Oakland Airport Property includes 156 guest rooms, 1,500 square feet of meeting space, a 50-seat cafe and a 30-seat lounge, an outdoor pool and an exercise room. The Property is located seven miles south of Oakland's business district. The Richmond Property includes 136 guest suites, 600 square feet of meeting space, a lounge, an indoor pool and jacuzzi, and an exercise room. The Property is located ten miles north of downtown Richmond.

         In addition, on January 18, 2002, the Company, through subsidiaries, acquired a SpringHill Suites by Marriott (the "SpringHill Suites Manhattan Beach Property") and a TownePlace Suites(R) by Marriott(R) (the "TownePlace Suites Manhattan Beach Property") both located in Manhattan Beach, California, and a SpringHill Suites located in Plymouth Meeting, Pennsylvania (the "Plymouth Meeting Property"). The SpringHill Suites Manhattan Beach Property includes 164 guest suites, 700 square feet of meeting space, a lounge, an outdoor pool and an exercise room. The TownePlace Suites Manhattan Beach Property includes 144 guest suites, 500 square feet of meeting space, a lounge, an outdoor pool and an exercise room. The SpringHill Suites Manhattan Beach and the TownePlace Suites Manhattan Beach Properties are located approximately one mile from the San Diego Freeway and two miles from Los Angeles International Airport. The Plymouth Meeting Property includes 201 guest suites, 1,300 square feet of meeting space, a continental breakfast area, an indoor pool and whirlpool, and an exercise room. The Plymouth Meeting Property is located approximately 20 miles northwest of Philadelphia.

         As of February 15, 2002, the Company owned interests in 46 Properties, including eight Properties through joint ventures and seven Properties on which hotels are or will be constructed or renovated. All of the Properties owned by the Company are, or in the case of the hotels under construction or renovation will be, leased on a triple-net basis to hotel operators or indirect subsidiaries of the Company with management of the Properties performed by third-party hotel operators, and operated under affiliations with national hotel chains.

         The Board of Directors declared distributions of $0.06458 per Share to stockholders of record on January 1 and February 1, 2002, payable in March 2002, representing an annualized distribution rate of 7.75%.


                                  THE OFFERINGS

         As of February 15, 2002, the Company had received aggregate subscriptions for 81,276,680 Shares totalling $812,766,803 in gross proceeds, including 375,551 Shares ($3,755,508) issued pursuant to the Reinvestment Plan, from its Initial Offering, the 1999 Offering and this offering. As of February 15, 2002, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and organizational and offering expenses, totalled approximately $716,800,000. The Company has invested, directly or indirectly, approximately $609,600,000 of the net offering proceeds and $263,800,000 in loan proceeds in 46 hotel Properties.


March 1, 2002                                     Prospectus Dated April 4, 2001

These 46 Properties include eight Properties through joint ventures and seven on which a hotel is or will be constructed or renovated. In addition, as of February 15, 2002, the Company had used net offering proceeds to redeem 534,496 Shares of Common Stock for $4,943,509 and to pay approximately $44,500,000 in Acquisition Fees and certain Acquisition Expenses, leaving approximately $57,800,000 available to invest in Properties and Mortgage Loans. As of February 15, 2002, the Company had also incurred approximately $17,500,000 in Acquisition Fees as a result of Permanent Financing used to acquire certain Properties

                                    BUSINESS

GENERAL

         The following paragraph is inserted after the first full paragraph on page 40 of the Prospectus.

         The Company, through subsidiaries, may invest up to a maximum of 5% of Net Offering Proceeds in equity interests in businesses that provide services to or are otherwise ancillary to the lodging industry. The Company anticipates that no individual investment will exceed $5 million and the Board of Directors must approve each such investment. As discussed in the section of the Prospectus entitled "Business -- General," changes in the Code relating to REITs enacted in the Work Incentives Improvement Act of 1999 have enabled REITs to engage in activities, through taxable REIT subsidiaries, that were previously not permitted for REITs.

PROPERTY ACQUISITIONS

         Between December 7, 2001 and February 15, 2002, the Company acquired, through its subsidiaries, five Properties. In connection with the purchase of these Properties, the Company, as lessor, entered into lease agreements with lessees. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business -- Description of Property Leases."

         The following table sets forth the location of the five Properties described above, a description of the competition, and a summary of the principal terms of the acquisition and lease of each Property.

                                                                     PROPERTY ACQUISITIONS
                                                        From December 7, 2001 through February 15, 2002

                                                Purchase        Date    Lease Expiration and        Minimum
    Property Location and Competition           Price (1)     Acquired     Renewal Options      Annual Rent (2)    Percentage Rent
--------------------------------------------- ------------- ---------- ----------------------- ------------------ ----------------

Courtyard by Marriott (3)(4)(5)(6)            $20,500,000     12/28/01 12/2006; six five-year         (7)                (7)
(the "Oakland Airport Property")                                       renewal options
Existing hotel

The Oakland Airport Property, which
opened in February 2001, is located in
Oakland, California, seven miles south
of Oakland's business district. Other
lodging facilities located in proximity
to the Oakland Airport Property include
a Best Western, a Comfort Inn & Suites,
an Executive Inn, a Hampton Inn, a
Hilton, a Holiday Inn, a Holiday Inn
Express and a Park Plaza.

SpringHill Suites by Marriott (3)(4)(5)(8)    $10,350,000     12/28/01 12/2006; six five-year         (9)                (9)
(the "Richmond Property")                                              renewal options
Existing hotel

The Richmond Property, which opened in
April 2001, is located in Richmond,
Virginia, ten miles north of downtown
Richmond. Other lodging facilities located in proximity to the Richmond Property include an AmeriSuites, a Best Western, a Comfort Suites, two Hampton Inns, a Hilton, a Holiday Inn and a Park Plaza.





                                                    Purchase      Date    Lease Expiration and        Minimum
           Property Location and Competition        Price (1)   Acquired     Renewal Options      Annual Rent (2)  Percentage Rent
------------------------------------------------- ----------- ----------- ----------------------- ---------------  ---------------

SpringHill Suites by Marriott (3)(4)(5)(10)       $20,000,000   01/18/02  01/2007; six five-year        (11)            (11)
(the "SpringHill Suites Manhattan Beach                                   renewal options
Property")
Existing hotel

The SpringHill Suites Manhattan Beach
Property, which opened in August 2001, is located in Manhattan Beach, California, one mile from the San Diego Freeway and two miles from Los Angeles International Airport. In addition to the Company's TownePlace Suites
Manhattan Beach Property, other lodging
facilities located in proximity to the
SpringHill Suites Manhattan Beach Property include a Courtyard by Marriott, a DoubleTree
Hotel, a Hilton Garden Inn, a Homestead Suites, a Marriott, a Ramada, two Residence Inn by Marriott hotels and a Summerfield Suites.

SpringHill Suites by Marriott (3)(4)(5)(12)       $27,000,000   01/18/02  01/2007; six five-year        (13)            (13)
(the "Plymouth Meeting Property")                                         renewal options
Existing hotel

The Plymouth Meeting Property, which opened in August 2001, is located in Plymouth Meeting, Pennsylvania, 20 miles northwest of Philadelphia.
Other lodging facilities located in proximity to the Plymouth Meeting Property include two Courtyard by Marriott hotels, a DoubleTree
Suites, a Fairfield Inn, a Hampton Inn and a
Summerfield Suites.





                                                    Purchase       Date     Lease Expiration and        Minimum
           Property Location and Competition        Price (1)    Acquired     Renewal Options      Annual Rent (2)  Percentage Rent
------------------------------------------------- ------------ ----------- ----------------------- --------------- ----------------

TownePlace Suites by Marriott (3)(4)(5)(14)       $15,000,000    01/18/02  01/2007; six five-year        (15)             (15)
(the "TownePlace Suites Manhattan Beach                                    renewal options
Property")
Existing hotel

The TownePlace Suites Manhattan Beach
Property, which opened in July 2001, is
located in Manhattan Beach, California,
one mile from the San Diego Freeway and
two miles from Los Angeles International
Airport. In addition to the Company's
SpringHill Suites Manhattan Beach Property, other lodging facilities located in proximity to the TownePlace Suites Manhattan
Beach Property include a Courtyard by Marriott, a DoubleTree, a Hilton Garden Inn, a Homestead
Suites, a Marriott, a Ramada, two Residence
Inn by Marriott hotels and a Summerfield Suites.



FOOTNOTES:

(1) The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of each of the Properties acquired is set forth below:

                                                            Estimated
         Property                                       Federal Tax Basis
         --------                                       -----------------

         Oakland Airport Property                              $18,500,000
         Richmond Property                                       9,300,000
         SpringHill Suites Manhattan Beach Property             18,200,000
         Plymouth Meeting Property                              24,300,000
         TownePlace Suites Manhattan Beach Property             13,500,000

(2) Minimum annual rent for each of the Properties became payable on the effective date of the lease.

(3) The Company, through a taxable REIT subsidiary, has established an FF&E Reserve which will be used for the replacement and renewal of furniture, fixtures and equipment, and routine capital items relating to the Property.

(4) The lessees of the Oakland Airport, Richmond, SpringHill Suites Manhattan Beach, Plymouth Meeting and TownePlace Suites Manhattan Beach Properties are indirect wholly owned subsidiaries of the Company.

(5) The lessee has entered into a management agreement with Marriott International, Inc. to operate the hotel. In addition, the lessee has entered into an agreement with Marriott International, Inc. in which Marriott International, Inc. has agreed to guarantee on behalf of the lessee a minimum return (the "Threshold Guarantee Agreement"). The Threshold Guarantee Agreement terminates on the earlier of (i) the date on which the aggregate amount funded by Marriott International, Inc. equals or exceeds the guarantee term limit of $35,000,000, (ii) the last day of the first 13 period accounting year for which minimum threshold coverage equals or exceeds 1.25, or (iii) the fifth anniversary of the closing date of the last of Courtyard Basking Ridge, Courtyard Newark or Residence Inn Newark. The maximum amount under the Threshold Guarantee Agreement is $35 million and covers minimum returns for the Oakland Airport, Richmond, SpringHill Suites Manhattan Beach, Plymouth Meeting and TownePlace Suites Manhattan Beach Properties as well as the Courtyard Basking Ridge, Courtyard Newark and Residence Inn Newark Properties described in "Pending Investments" and, subject to lender approval, the Western International Portfolio, and the Residence Inn SeaWorld and Courtyard Weston Properties. Operating profits and losses from all 17 Properties will be pooled in determining whether the Properties aggregate operating profits and losses exceeds the aggregate minimum return due under the leases.

(6) The Oakland Airport Property includes 156 guest rooms, 1,500 square feet of meeting space, a 50-seat cafe and a 30-seat lounge, an outdoor pool and an exercise room.

(7) The tenant will pay the greater of $1,230,000 or a percentage of gross revenues of the Property for the applicable year.

(8) The Richmond Property includes 136 guest suites, 600 square feet of meeting space, a lounge, an indoor pool and jacuzzi, and an exercise room.

(9) The tenant will pay the greater of $621,000 or a percentage of gross revenues of the Property for the applicable year.

(10) The SpringHill Suites Manhattan Beach Property includes 164 guest suites, 700 square feet of meeting space, a lounge, an outdoor pool and an exercise room.

(11) The tenant will pay the greater of $1,200,000 or a percentage of gross revenues of the Property for the applicable year.

(12) The Plymouth Meeting Property includes 201 guest suites, 1,300 square feet of meeting space, a continental breakfast area, an indoor pool and whirlpool, and an exercise room.

(13) The tenant will pay the greater of $1,620,000 or a percentage of gross revenues of the Property for the applicable year.

(14) The TownePlace Suites Manhattan Beach Property includes 144 guest suites, 500 square feet of meeting space, a lounge, an outdoor pool and an exercise room.

(15) The tenant will pay the greater of $900,000 or a percentage of gross revenues of the Property for the applicable year.

         In addition, on January 18, 2002, the Company acquired an interest in a joint venture with Publications International, Ltd. ("PIL"), Hilton and Marriott International, Inc. that owns a 77.5% interest in a joint venture with Exxon Mobil and PIL that owns the licensing rights to the Mobil Travel Guide (the "Travel Guide"), a set of guide books that provide ratings of and information concerning domestic hotels, restaurants and attractions. The joint venture has licensed its rights to a wholly owned subsidiary, which will assemble, edit, publish and sell the Travel Guide. The Company's total capital contribution will be $3.4 million, with $1,787,500 million funded at closing and the remainder to be contributed by June 30, 2002.

PENDING INVESTMENTS

         As of February 15, 2002, the Company had initial commitments to acquire five additional hotel Properties. The five Properties are three Courtyard by Marriott hotels (one in each of Newark and San Francisco, California, and Basking Ridge, New Jersey), one Marriott Hotel (in Seattle, Washington) and one Residence Inn by Marriott (in Newark, California). The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, of satisfied, that one or more of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business -- Description of Property Leases." In order to acquire these Properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing.

         On December 6, 2001, the Company entered into an agreement in principle to acquire eight Properties (the "MI4 Portfolio") from Marriott International, Inc. or its affiliates, five of which had been acquired as of February 15, 2002, and to form a joint venture to acquire the Courtyard San Francisco Downtown Property (the "MI4 Transaction"). The MI4 Portfolio includes three Courtyard by Marriott hotels, one Residence Inn by Marriott, three SpringHill Suites by Marriott hotels and one TownePlace Suites by Marriott. The aggregate purchase price for the MI4 Portfolio is expected to be approximately $183 million. It is also expected that the Company will make an equity investment of approximately $13 million for a 50% interest in the Courtyard San Francisco Downtown joint venture, in which an affiliate of Marriott International, Inc. will be our co-venture partner. The Company's equity investment is conditioned on obtaining favorable Permanent Financing and Marriott International, Inc.'s obligation to provide mezzanine financing to the joint venture.

         The Company will lease the MI4 Portfolio Properties and the Courtyard San Francisco Downtown Property to one or more subsidiaries organized to qualify as taxable REIT subsidiaries ("TRS Tenants"). The TRS Tenants will enter into long-term management contracts with Marriott International, Inc. to operate the Properties. As part of the MI4 Transaction, as the Properties are acquired, Marriott International, Inc. will add the Properties to a guarantee agreement in favor of the TRS Tenants to secure the payment of minimum returns to the Company on a pool of Properties leased to TRS Tenants (the "TRS Pool Guarantee"). The pool of Properties subject to the TRS Pool Guarantee will initially include the MI4 Portfolio, and subject to lender approval, the Western International
Portfolio,  the  Residence  Inn  SeaWorld  Property  and  the  Courtyard  Weston
Property.

         As part of the MI4 Transaction, on December 28, 2001, Marriott International, Inc. entered into an agreement for an additional guarantee in favor of the Company to further secure payment of minimum returns on a pool of Properties which are currently leased to Marriott International, Inc. or its affiliates (the "Marriott Lease Pool Guarantee"). The term of the guarantee is five years. The Properties subject to the Marriott Lease Pool Guarantee include the Lake Buena Vista Portfolio (formerly the "Little Lake Bryan Portfolio"), the MI2 Portfolio (which includes the Mira Mesa, Merrifield, Gaithersburg and Newark Properties), the Palm Desert Portfolio and the Philadelphia Downtown Property. The Marriott Lease Pool Guarantee is in addition to the limited rent guarantee agreements currently in effect for the Properties.

         The Company has entered into an agreement in principle to take assignment, through a TRS Tenant, WI Leasing, LLC's interest in the leases of the Western International Portfolio Properties. As part of the transaction, it is expected that the TRS Tenant will take assignment of the existing leases as lessee, the management agreements with Marriott International, Inc. and other operative agreements. Upon consummation and subject to lender approval of the assignment of leases and management agreements, the Western International Portfolio will be subject to the TRS Pool Guarantee provided by Marriott International, Inc. to secure minimum rents and returns to the Company as described above.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the five Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.


                              Estimated Purchase    Lease Term and           Minimum Annual
Property                              Price        Renewal Options                 Rent                  Percentage Rent
--------                      ------------------  ---------------         --------------------          ---------------

Courtyard by Marriott              $37,500,000   five years; five    The greater of a minimum amount  See Minimum Annual Rent
Basking Ridge, NJ (1)                            five-year renewal   to be determined at the time of
(the "Courtyard Basking Ridge                    options             acquisition or a percentage of
Property")                                                           gross revenues of the Property
Hotel under construction                                             for the applicable year

Courtyard by Marriott              $25,500,000   five years; five    The greater of a minimum amount  See Minimum Annual Rent
Newark, CA (1)                                   five-year renewal   to be determined at the time of
(the "Courtyard Newark                           options             acquisition or a percentage of
Property"                                                            gross revenues of the Property
Hotel under construction                                             for the applicable year

Courtyard by Marriott              $82,000,000   five years; five    10% of the total cost to                  None
San Francisco, CA                                five-year renewal   purchase the Property
(the "Courtyard San Francisco                    options
Downtown Property")
Existing hotel

Marriott Hotel                     $88,800,000   five years; five    The greater of a minimum amount  See Minimum Annual Rent
Seattle, WA                                      five-year renewal   to be determined at the time of
(the "Seattle Waterfront                         options             acquisition or a percentage of
Marriott Property")                                                  gross revenues of the Property
Hotel under construction                                             for the applicable year

Residence Inn by Marriott          $27,300,000   five years; five    The greater of a minimum amount  See Minimum Annual Rent
Newark, CA (1)                                   five-year renewal   to be determined at the time of
(the "Residence Inn Newark                       options             acquisition or a percentage of
Property")                                                           gross revenues of the Property
Hotel under construction                                             for the applicable year



---------------------
FOOTNOTES:

(1) The Courtyard Basking Ridge, Courtyard Newark, Seattle Waterfront Marriott and Residence Inn Newark Properties are expected to be leased to indirect wholly owned subsidiaries of the Company.

         In addition to the above commitments, the Company has entered into an initial commitment to acquire a 10% interest in a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and its Affiliates lease office space. The Company's equity investment in the partnership is expected to be approximately $300,000. The Company's share in the limited partnership's distributions will be equivalent to its equity interest in the limited partnership. The remaining interest in the limited partnership is expected to be owned by several Affiliates of the Advisor.

                      INDEX TO OTHER FINANCIAL INFORMATION


The following summarized financial information is filed as part of this report as a result of Marriott International, Inc. ("Marriott") guaranteeing lease payments for the tenant relating to one pending acquisition as of February 15, 2002. The summarized financial information presented for Marriott as of December 29, 2000 and December 31, 1999, and for each of the years ended December 29, 2000, December 31, 1999 and January 1, 1999, was obtained from the Form 10-K filed by Marriott with the Securities and Exchange Commission for the year ended December 31, 2000. The summarized financial information presented for Marriott as of September 7, 2001, and for the thirty-six weeks ended September 7, 2001, was obtained from the Form 10-Q filed by Marriott with the Securities and Exchange Commission for the thirty-six weeks ended September 7, 2001.

                                                                            Page
Marriott International, Inc. and Subsidiaries:

    Selected Financial Data for the thirty-six weeks ended
       September 7, 2001 and the years ended December 31, 2000 and 1999       12

                           Other Financial Information

                  Marriott International, Inc. and Subsidiaries
                             Selected Financial Data
                      (in Millions, except per share data)





Condensed Consolidated Balance Sheet Data:
                                                               September 7,             December 29,         December 31,
                                                                   2001                    2000                 1999
                                                                 ----------              ----------           ----------

Current assets                                                    $1,948                  $1,415               $1,600
Noncurrent assets                                                  7,072                   6,822                5,724
Current liabilities                                                1,845                   1,917                1,743
Noncurrent liabilities                                             3,540                   3,053                2,673
Stockholders' equity                                               3,635                   3,267                2,908



Consolidated Statements of Income Data:


                                                 Thirty-six          Fiscal Year           Fiscal Year             Fiscal
                                                 Weeks Ended            Ended            Ended December          Year Ended
                                                September 7,        December 29,               31,               January 1,
                                                    2001                2000                  1999                  1999

                                               ----------------    ----------------      ----------------      ----------------

Gross revenues                                      $7,219               $10,072              $8,771                $8,004

Costs and expenses (including
   income tax expense)                               6,867                 9,593               8,371                 7,614
                                                  ---------          ------------           ---------             ---------

Net income                                           $ 352                 $ 479               $ 400                 $ 390
                                                  =========          ============           =========             =========

Basic earnings per share                             $1.44                $ 1.99               $1.62                 $1.56
                                                  =========          ============           =========             =========

Diluted earnings per share                           $1.36                $ 1.89               $1.51                 $1.46
                                                  =========          ============           =========             =========

